Exhibit 99.3

Aries I Acquisition Corporation and InfiniteWorld Transaction

Call Script

Chorus Call Operator

Slide 1: Title Slide

Welcome to the Aries I Acquisition Corporation and InfiniteWorld Transaction Call.

All participants will be in listen-only mode.

I would now like to turn the conference over to Your Hosts.

‘Please go ahead.”

Sam Collins

Slide 2: Disclaimer

Thank you.

I would like to note that this call may contain forward-looking statements, including Aries’ and InfiniteWorld’s expectations of future financial and business performance and conditions, the industry outlook, and the timing and completion of the transaction.

Slide 3: Disclaimer (cont’d)

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance.

Slide 4: Disclaimer (cont’d)

You are encouraged to read Aries’ current report on Form 8-K that was filed with the SEC today, including the press release and the accompanying presentation, for a discussion of the risks that can affect the business combination and the business of InfiniteWorld after completion of the proposed transaction.

Slide 5: Disclaimer (cont’d)

In addition, this call includes discussion of financial metrics that are not calculated in accordance with generally accepted accounting principles, which will be the accounting standards under which the financial statements of InfiniteWorld will be prepared.

For a discussion of these non-GAAP measures and a reconciliation to their most comparable financial measures that are calculated in accordance with GAAP, please refer to the investor presentation that is filed as an exhibit to Aries’s current report on Form 8-K that is filed in connection with this transaction.

Please note that management will not be taking any questions on today’s call.

I will now turn it over to Thane Ritchie, Chairman & Founder of Aries I Acquisition Corporation. Thane -

Thane Ritchie

Slide 6: Transaction Overview

Thank you, Sam.

We’re very excited to announce our business combination with InfiniteWorld, a leading Metaverse infrastructure platform for brands.

We see this transaction as an exciting opportunity to democratize the everyday investor’s access to disruptive and decentralized technologies.

We believe we are just at the beginning of a deep secular trend at play in the way leading brands use digital assets, marketing and engagement strategies, and cutting-edge technology to drive digital engagement and commerce incrementality in the Metaverse, also known as Web 3.0.

To that point, in the third quarter of 2021, Web 3.0 outpaced every venture capital category. Out of $6 billion total venture capital investment in emerging technology, Web 3.0 technology reached $1.9 billion in Q3 2021.

It's been written about quite a bit recently – and now seems like it’s almost everywhere.

It’s often framed as a land rush – like buying 5th ave real estate 200 years ago or building Rodeo Drive 100 years ago.

Let me now run you through a quick overview of the deal…

At the close of this transaction, the combined company expects to have up to $171 million in cash on hand before transaction expenses and assuming no redemptions by Aries’ public shareholders.

All InfiniteWorld stockholders will roll 100% of their equity holdings into the combined company.

Slide 7: Transaction Overview (Cont’d)

On slide 7, you can see additional details on the combined company’s capital structure.

The Business Combination values the combined company at approximately $700 million on an estimated pro forma equity value basis, assuming no redemptions by Aries’ public shareholders.

Existing InfiniteWorld stockholders will represent 74.5% of the pro forma ownership of the combined company at close and up to 81% based on achievement of the maximum earn-out.

The transaction is expected to close in the first half of 2022. Upon closing, the combined company is expected to be listed on the Nasdaq under the ticker symbol JPG.

We believe that the combination of an attractive entry point and a robust earnout that heavily motivates the team to focus on shareholder value creation, this represents an ideal transaction structure that sets up InfiniteWorld for long-term success in the public markets.

Slide 8: Aries I Acquisition Corp.

Now, let me explain how we got here.

Aries is a blank check company that was formed for the purpose of effecting a business combination with a target with a disruptive technology in the blockchain and digital asset ecosystem, aerospace and satellites, quantum computing, AI, machine learning or cybersecurity sectors.

This deal came through our team’s extensive proprietary network. We identified and evaluated and met with nearly one hundred targets that fit the acquisition criteria you see on slide 8. All companies with attractive, disruptive technologies.

This led us to InfiniteWorld.

InfiniteWorld serves as a bridge between the physical and digital worlds. It empowers leading global brands, creators and Web 3.0 companies, with the infrastructure they need to create digital assets and NFTs and engage with customers and fans in the Metaverse.

Further strengthening the company’s capabilities, InfiniteWorld recently combined with one of its key strategic partners, DreamView, Inc., a globally scalable technology company bringing creative strategy and content solutions to brands around the world.

Slide 9: Management Team

We’re very excited for the opportunity to introduce you to the team and this incredible business that they have built.

InfiniteWorld’s management team is a strong group of blockchain, production, visual design and finance experts with deep experience working with large brands and bringing them into the new digital age.

Speaking with you today will be InfiniteWorld CEO, Yonathan Lapchik and COO Nathaniel Hunter.

It is great to work with a team of such high caliber operators in an incredibly fast-growing ecosystem.

I’ll pass the call off to Yonathan.

Yonathan Lapchik

Slide 10: The opportunity

Thank you, Thane. I'm very grateful for your partnership.

I’m excited to be on the call today and introduce you to InfiniteWorld.

We aim to become one of the biggest players for infrastructure and brokers of digital products for brands in the Metaverse.

We believe we will accomplish this by bringing brands into the digital world and partnering with them to build the digital infrastructure to best engage with their customers.

We are doing this in a very disruptive and scalable fashion, where we can deliver high quality products in a cost-effective way that enable brands to succeed in the digital environment.

Slide 11: The Digital Economy

Turning to slide 11…

In order to understand the digital infrastructure and the capabilities that we are building, it's important to understand how we got here.

So first I’ll talk about the digital economy, how it evolved, and how we are now in an incredible time to finally create this virtual world that we call the Metaverse.

Slide 12: Digital Revolution

Global brands are recognizing that investing in digital strategies in the Metaverse is a new way to engage the consumers of the future.

Gen Z are spending more and more time in the virtual world and gaming ecosystems. This digital revolution created a need for new digital assets, and as a result, NFTs are gaining mainstream acceptance.

Slide 13: The Evolution of the Digital Experience

Looking at the evolution of the digital experience. We started with Web 1.0, which included read-only, static-content sites like Wikipedia or Yahoo.

Then we moved into what we call the social web or Web. 2.0, where platforms like Facebook and Twitter created a new way to engage with brands via social media. Consumers were not only able to read, but now also write.

Today we are seeing what we call the Web 3.0, where instead of having single entities owning the web, we are all owners in “the decentralized web.” In Web3, consumers can own digital assets that they create. That’s the key to understanding the need for new consumer engagement strategies.

Slide 14: Consumer Engagement Strategies

Brands used to engage consumers through physical marketing and static imagery. Today consumers are engaging with brands in an entirely new digital environment, which is defined as the Metaverse. This creates a unique opportunity to leverage AI to deliver highly personalized experiences that transform how consumers interact with brands and products.

Slide 15: NFTs are unlocking a New Digital Economy

The Metaverse and Web3 give users a way to own the web for the first time, pushing the value from centralized entities to decentralized ecosystems, and NFTs have transformed the concept of ownership, enabling that. For example, a video or a movie that I can buy on iTunes, I can only watch it and own it in the iTunes ecosystem. NFTs allow us to move that asset, be able to play it and interact with it on other systems, and truly own it for the first time.

NFTs provide the opportunity to own assets and to verify their authenticity. This in return creates an enormous business opportunity for creators and brands to customize real and digital assets within the Metaverse. This applies to multiple verticals from art, music, video games, to collectibles.

This creates new use cases for brands to go from the static physical world into the digital world. It allows creators for the first time to create a continuous verifiable royalty stream, among other use cases.

Slide 16: Everything Is Being Digitized

As you can see on slide 16, this evolution is digitizing everything – from the number of internet users to e-commerce volumes, to digital ad spend and cryptocurrency users.

Slide 17: Global Internet Usage

We are seeing global internet users as a percent of the population growing, with expectations that this will reach 90% of the population by 2030, or approximately 7.5 billion users.

Slide 18: E-commerce At A Glance

Turning to slide 18, as user internet adoption continues to grow, this will have significant implications on e-commerce engagement, which is expected to reach approximately $67 trillion by 2030.

Slide 19: Global Total Media Ad Spend Share

These secular trends are driving a significant change in how brands are using digital channels to interact with consumers.

The Metaverse introduces a new way for brands to be able to leverage ad spend to interact with their customers.

Slide 20: Crypto At A Glance

The decentralized web has also created the need for a channel to transfer value. Crypto enabled all these decentralized ecosystems to talk to each other by creating assets that can transfer value through Web3.

Crypto has exploded in the last few years, reaching 221 million users as of June 2021. As Web3 and the Metaverse grow, we expect these trends to continue to expand.

Slide 21: The Emergence of the Metaverse

And that brings us here, into the Metaverse – a convergence of physical, augmented and virtual reality for the shared online space.

Consumers are increasingly looking for virtual experiences and spending their time in the Metaverse. Social digital identities are going to become much stronger and more important to consumers, and brands will need to be able to interact with those users in the virtual space – from having meetings, to launching products to playing games.

We believe every single thing that we see today in the physical world is going to get replicated into the Metaverse, representing a $2.5 trillion market size opportunity by 2030.

Slide 22: NFTs bring it all together

NFTs are really the asset that connects all these components. Here on slide 22, you can see the tremendous growth of NFTs.

For instance, OpenSea, one of the leading digital marketplaces, recorded $10.4 billion in volume since inception. For a comparison, Christie's, one of the biggest auction houses in the world selling physical assets, saw $4.4 billion in global sales in 2020.

Slide 23: InfiniteWorld overview

In order to enable engagement in the Metaverse, we need infrastructure. Brands need the tools to get into this new digital world. And that's what we’ve built at InfiniteWorld.

Slide 24: Comprehensive platform for creating, selling and driving engagement with digital content

We provide that infrastructure for brands to create next generation content for all these ecosystems – going from E-commerce to entertainment to multi-channel marketing and to NFTs.

Slide 25: End to end solutions for brands

As you see on slide 25, we do this across three main pillars.

The first one is asset creation - how you create assets, replicating this physical world, in the digital world. Our next-gen content production capabilities are powered by a team of Computer Generated Imagery and Artificial Intelligence visionaries, who provide the technical capabilities to create high-quality digital assets and content, including NFTs.

Next is creating the infrastructure for these digital assets. We create white-label NFT marketplaces and tools to be able to deliver and issue these experiences. Our team of blockchain experts has built an at-scale multi-chain interoperable infrastructure platform alongside hosted white-label digital asset marketplace solutions designed to provide brands with the power to create, authenticate and distribute their unique digital assets and content.

The third bucket is engagement - how we use these assets in the Metaverse, connecting users to gaming, being interoperable with different ecosystems and creating real utility for digital assets. We help brands create fully immersive and reconfigurable digital environments to engage with consumers through rich Metaverse experiences.

Slide 26: [Flywheel Chart]

We are able to deliver tremendous value for leading global brands by helping them deploy digital content and create ecosystems for their assets to live in the Metaverse. In return, we are allowing brands to evolve with their customers and stay highly relevant.

Now I’ll turn it over to Nathaniel Hunter, our COO, who is going to take us through how exactly we do that.

Nathaniel Hunter

Slide 27: We are the bridge

Thank you, Yonathan. Content is becoming a critical part of how brands are representing their products as we move from the physical to the digital world. And our focus is helping those brands navigate how they’re bringing their content into the digital future.

At InfiniteWorld, we’ve built an amazing array of technology and experience for the creation, management, licensing and distribution of branded products.

Our focus is to bridge the gap, from the physical world into the digital for our brand clients.

From eCommerce to NFTs, static content through fully immersive, all brands will need to have digital representations, and InfiniteWorld is here to help empower our clients strategies across their businesses.

Slide 28: Our technology is supporting the movement to Web3

Content…. how it’s produced, and how it’s delivered, and how it’s used, is driving a major transition from Web 2.0 to Web 3.0….

Integrating brands across all of their representations is becoming increasingly important for their future success with their customers.

With the adoption of crypto technology, NFT's have really broken the mold and allowed us to move digital content with verifiable provenance across this completely new world.

Slide 29: Why choose 2.0

For brands, this poses a complex problem: How do they compete in this new space?

There’s a popular saying you might’ve heard from many providers of services and solutions: To deliver your products and projects, you can have good, fast, and cheap, but, you can only choose two.

This is an issue for brands worldwide, and it’s only being compounded by introducing the digital revolution of the MetaVerse.

At InfiniteWorld, we’ve shattered this stigma, and have built solutions for our clients that allow us to deliver all three, while adding a fourth dimension – scale.

Not only can we deliver quality that is best in class, we do it at a price that’s much cheaper than traditional content, delivering it at breakneck speeds, getting our brands products into the hands of their consumers at global scale.

Slide 30: Partnership slide

Over the last four years, we’ve worked with some incredible brands across multiple industry verticals.

This is just a small snapshot of our clients that span from furniture, consumer products, apparel, art, sports, media and entertainment.

As we move into 2022 and onwards, we believe we have built on our technology and brands solutions to scale into hundreds and thousands of new clients going forward.

Slide 31: Capabilities

Now, we’ve gone through the size of the market... the shifting from web 2.0 to 3.0... and talked through the business challenges.... but what is our Product Market fit? How does InfiniteWorld provide these offerings to brands across the globe?

Slide 32: Our solutions offer a full suite of tools for brands eager to engage digitally

As Yonathan showed earlier, InfiniteWorld has broken down our solution into three main categories.

•	Asset Creation...

•	Infrastructure...

•	and Engagement….

Each of these is paramount in crafting a solution that fits the needs of any, and all of our clients.

Slide 32 is a high-level summary of our business unit and product approach to solving this complex problem.

Slide 33: Our Offerings

How do we compare ourselves, though, to our competitors? It’s a bit tricky, as no one company offers the connected solutions InfiniteWorld does, but we can compare our capabilities against the competition we do have.

Not only do we feel we compete and outperform in the areas we do share with our competitors, we set ourselves apart with:

•	Physical to digital integrations

•	Asset management and certification

•	AI powered physical stand-ins

•	Custom 3D physical environment renderings, and

•	Brand licensing

Slide 34: The future of product visualization

From NFT marketplaces, to white label tools, physical to digital integration, all the way through the amazing content creation platform that supports them, and the technology that powers it all, we feel we are very well positioned to compete in this space.

Let’s take a closer look at content creation, where we've broken it into three separate business units.

Slide 35: PRDKT

PRDKT, the first of our three distinct content creation units, can deliver thousands of real world branded products and assets per month, typically used for E-commerce and marketing.

On slide 35, you see a number of videos and images that we have built with PRDKT.

Suddenly, brands around the world, of any size, have access to our technology, where we can deliver content that's photo-realistic, or stylized, as images, video, and immersive augmented and virtual reality, at a fraction of the cost and a fraction of the time.

This isn’t photoshop trickery – everything you see here is completely fabricated using our amazing tools, technology and certified artists around the globe.

Slide 36: Pholio

Next up is Pholio, our short-form, creative content studio, focusing on NFT design and implementation, linear and streaming commercial content, as well as for ads for Twitter, Instagram, Facebook, Tik Tok, and more.

Pholio, empowered by our Emmy award-winning creative staff and technology, works with brands of all sizes to evolve and expand their creative reach, helping them connect with audiences both young and old.

Slide 37: Fantascope

And last, but by no means least, is our Fantascope division, which is a creative agency solution for long-form animated products.

With decades of feature film, television, and episodic experience in the Fantascope team, we are helping brands tell their stories in a rich and rewarding way.

From Mattel to Bleacher Report, and a number up-and-coming series in the works, Fantascope is delivering engaging content to our brands’ consumers.

Slide 38: World leading CGI

Moving forward as we get into 2022 and 2023, we have built two new products that are going to be released this coming year.

Our Dubls product represents individuals – real-world celebrities, athletes, and stars, using a mixture of custom Computer Generated Imagery, or CGI, and our proprietary deep fake technology that we've developed here at InfiniteWorld.

Take a look at slide 38. This isn’t a photo, that’s a Dubl of Steph Curry from the Golden State Warriors. 100% generated by InfiniteWorld.

We can now take Steph and put him on a boat in Monaco, wearing an Armani suit, and a Tag Heur watch, as an image, or full video, without needing his physical presence.

This means we can deliver photorealistic content of any individual, doing anything, anywhere in the world, or in our imagination. The possibilities, are, dare I say, Infinite.

Our Huemns technology takes that one step further. It allows InfiniteWorld to create digital representations of people that have never existed. These photorealistic Huemns can become champions, ambassadors, or models for companies like Lululemon, Nike, Gucci, The Gap. They never age, they never sleep, and they certainly don’t create a media firestorm at three a.m. in the morning on socials by saying, or doing the wrong thing.

Slide 39: Hosted, White label NFT

Stepping away from our content creation, we get into our hosted white label marketplaces, where we give brands a place in Web 3.0 to bring all of their different products.

Using a brand's visual language to convey a feeling, rather than selling on OpenSea or any of the other fairly generic open markets, each white label marketplace is custom designed to fit the brand's needs, look, and feel to make their products shine.

Slide 40: Physical to Digital

Connected to marketplaces is our amazing technology that allows us to move physical products into the digital world with NFC tags.

These tags can either be placed on as a sticker, woven into fabric, or integrated into products in a variety of ways.

For example: We can take a shoe that Spencer Dinwiddie wore in an NBA game, put a tag inside of those shoes, and then verify the physical to digital provenance on the blockchain.

When someone buys that NFT through an InfiniteWorld Marketplace, we can then verify that product through our InfiniteWorld mobile application using the NFC trigger inside. This allows us to track physical products into the digital future.

Slide 41: Infrastructure Slide - Google / NVIDIA

All of this is powered by some pretty incredible infrastructure. We have partnered with Google and NVIDIA to build our cloud-native, micro service-based platform that powers all of our different artists and engineers across the globe.

This gives us a market-leading advantage when it comes to creating a scalable infrastructure to allow us to grow to our brand’s needs.

We believe this means that we can deliver tens of millions of assets as we build these products, utilizing them across all of our different business units. Brands can manage every representation of their product from one centralized and secured platform. All supported by NVIDIA GPUs, machine learning and artificial intelligence technology that we're building under the hood.

Slide 42: Mecanique

Mecanique, our gamification vertical, ties into the metaverse itself. From the content that we build in asset creation, to the delivery of these digital items through our Marketplaces, Mecanique delivers true value through utility and engagement.

With our custom game infrastructure, and award-winning game design, our brands have the hooks that incentivize users through different crypto tokens inside of gameplay.

Instead of NFTs being valued only for their rarity, or brand relationship, Mecanique gives these NFT's more utility, and value throughout their evergreen lifecycle.

Slide 43: Here is what we built

Now slide 43 might seem daunting at first glance, but if you look closer, you’ll see how our cloud native foundation, and our service layer, support all of our business units and products. This architecture and technology is the core of everything we do, skyrocketing us past our competitors, and bringing incredible resources and value to our customers.

Slide 44: Product Roadmap

We have releases through all of the different business units through Q4 of 2022. As we've described, each one of these is an intrinsic part of building the future of InfiniteWorld, and the navigation brands’ need for the Metaverse.

Slide 45: Financials

With that, I’ll hand it over back to Yonathan, to provide a financial overview.

Yonathan Lapchik

Slide 46: How We Generate Revenue

Thank you, Nat. Let’s first start with an overview of how we generate revenue.

We think about our business in three distinct revenue streams.

The first being the NFT activity fees. This revenue stream is directly correlated to the gross transaction values on the various platforms. Within this revenue stream, we have two different offerings - our core InfiniteWorld platform where we have a 100% take on all of the primary sale activities and our white label platform, where we project to have an average take of 15% across all volumes.

The second revenue stream is our subscription services. For white label solutions, we charge our customers a monthly platform fee for utilizing our infrastructure. On the CGI side of the business, DV SaS is our core technology layer we are launching in early 2023. Our open APIs allow external companies to utilize the same software and solutions we have built for ourselves.

The third revenue stream is production services fees. We create digital content for our customers and charge them based on each work order for some projects in the NFT space. We may also charge a royalty type-fee based on the sales price of those digital assets.

Slide 47: Compelling Projected Financial Profile

Today you’ve heard a lot about the attractive dynamics of the digital economy and the increased demand over the last decade for companies to undergo significant digital transformation.

This ongoing transformation has been accelerated over the last two years due to the effects of the pandemic, but it is important to understand that this is not a deviation from prior trends. It is an acceleration in changes to consumer behavior, which brands need to respond to.

We’ve also talked about the incredible platform and full-service suite of end-to-end solutions that InfiniteWorld has created, and our roadmap to continue accelerating our platform development.

All of these factors create a compelling growth opportunity for our company, including a projected revenue CAGR of approximately 130% between 2023 and 2025, reaching approximately $384 million of consolidated revenue in 2025, and estimated EBITDA margins of 45% by 2025.

Slide 48: Multiple multi-million dollar deals

Turning to slide 48, we currently have a pipeline of over 80 brands and artists who want to capitalize on the first-mover advantage.

In order for brands to grow their respective digital footprints, they understand that they need to drive and grow their consumer engagement.

First movers will benefit from increased brand recognition and customer loyalty and are effectively re-allocating overall marketing budget to capture this increased consumer engagement opportunity.

Slide 49: [Pie and bar charts slide]

The company is uniquely positioned with our diverse revenue mix across the market segments. As you saw earlier in our presentation, we have a strong, aggressive roadmap for our product development, which will enable us to achieve our vision of becoming the leading Metaverse offering and growing our three revenue buckets as you see here on slide 49.

We will complement our organic growth strategy with aggressive, strategic M&A, as highlighted by our recent acquisition of DreamView, and we will focus on acquisition opportunities that enhance and expand our platforms and technology.

Slide 50: Projected Financial Statements

Turning to our projected financial statements on the next slide.

InfiniteWorld is a high growth business. We are targeting approximately $19 million in revenue next year and approximately 283% revenue growth in 2023. In addition to growing our topline, we are also focused on driving EBITDA growth, and expect to be EBITDA positive by 2023.

Slide 51: Valuation & Benchmarking

I would like to now pass the call back over to Thane Ritchie to discuss valuation and benchmarking.

Thane Ritchie

Slide 52: Peer Benchmarking

Thank you, Yonathan.

InfiniteWorld has an attractive revenue growth and EBITDA margin profile compared to peers in the Metaverse, digitization and commerce enablement space.

As you’ve heard from InfiniteWorld’s talented team, we strongly feel the business is on the brink of something special and as a result, that, we at Aries, have an extremely compelling partnership on our hands. We are very excited about the transaction and I’m going to take you through how we believe this transaction, and the business, stacks up against other peers in the public markets.

As Nat and Yonathan have described, InfiniteWorld works with brands and partners to help them create, host and distribute their digital assets and reach consumers in the Metaverse. This is where the world is headed.

InfiniteWorld is a platform, a marketplace, an ecosystem, and a content creation machine. InfiniteWorld addresses both brands and consumers and InfiniteWorld’s model will benefit from a series of diverse revenue sources in a variety of ways. In effect, this is the operating system and a one-stop-shop for the new digital age.

We believe the world is at an inflection point and many companies in both public and private markets, but particularly public markets, are just beginning to address the ways the consumers and brands will engage and conduct commerce within the Metaverse.

The companies you see on this slide reflect a collection of businesses which, in one way or another, address different parts of all the trends we’ve talked about today – those same ones InfiniteWorld will benefit from.

Some businesses on this slide provide infrastructure or host environments for the Metaverse experiences, while others more directly monetize digital assets or provide software that underpins and facilitates the type of inclusion we reference. We believe InfiniteWorld is unique for the reasons we’ve discussed and that the business is poised to address all of the critical segments of this new world we’re all just beginning to enter.

As Yonathan took you through, revenue is expected to grow substantially in the coming years, at a CAGR of 132% vs. the median of 25% of this peer group. We’re confident in our revenue profile, and our growth reflects a bottoms-up build based on contracts signed, or expected to be signed, on a partner-by-partner basis.

We are especially enthusiastic about the growth ahead of us and have a high degree of confidence we’re going to get there. The pipeline is extremely compelling.

InfiniteWorld’s projected margin profile is expected to be particularly strong, especially on the marketplace side of the business, which is an asset-light business model, volume driven or SaaS oriented. The blend of all this is that InfiniteWorld expects to generate high double-digit EBITDA margins in the years to come of 40-50%.

The summary of all this, is that we feel that we’re partnering with a very attractive business at a very attractive valuation – that’s why there’s an earnout in this transaction that reflects the future earnings power of this company. And I want to take a minute to mention this point – this point, that we’re really excited about. The fact that we at Aries are helping to bring a business like this to the public markets; typically, this would be reserved for the exclusive VC community or super high net worth investors.

We look forward to working closely with Yonathan, Nat, and the rest of the InfiniteWorld team to accelerate its platform development, build more brand partnerships, and drive sustainable growth and value creation for its stakeholders.

With that, we will conclude today’s call. Thank you for your time and we look forward to discussing this transaction with you in the future.